[Letterhead of Andrews Kurth LLP]
August 9, 2005
BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: H. Christopher Owings

Re:	Williams Partners L.P.
Registration Statement on Form S-1
File No. 333-124517
Dear Mr. Owings:
     Set forth below are the responses of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, by teleconferences with David Mittelman, Andrew Blume and William Choi on August 8, 2005, with respect to Amendment No. 3 to the Partnership’s Registration Statement on Form S-1 (File No. 333-124517) (the “Registration Statement”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, our responses are prefaced by the Staff’s corresponding oral comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 4 that we are filing today via EDGAR.
Exhibit 5.1.
1.	Mr. Mittelman requested that the final sentence in the final paragraph of the opinion filed as Exhibit 5.1 be deleted or that the opinion be re-filed on the effective date.

Response:	We have re-filed Exhibit 5.1 with Amendment No. 4 with the final sentence of the final paragraph of such opinion deleted.
Minimum Adjusted EBITDA Excluding Investment in Discovery for the Twelve-Month Period Ending June 30, 2006, page 38.

Securities and Exchange Commission
August 9, 2005

2.	Messrs. Blume and Choi requested that the amounts of pro forma Adjusted EBITDA Excluding Investment in Discovery disclosed in footnote (a) on page 38 of Amendment No. 3 each be decreased by $1.6 million to reflect the net incremental cost to the Partnership of becoming a public entity.

Response:	We have revised the referenced footnote (a) as requested so that the amounts of pro forma Adjusted EBITDA Excluding Investment in Discovery presented reflect the net incremental cost to the Partnership of becoming a public entity. Please read footnote (a) on page 38 of Amendment No. 4.
3.	Messrs. Blume and Choi requested that footnote (f)(5) on page 41 of Amendment No. 3 be revised to further clarify the reason for the distribution by Discovery to its existing members prior to the closing of this offering.

Response:	We have revised the referenced footnote (f)(5) as requested to further clarify that the pre-offering distribution by Discovery to its existing members is a one-time distribution of cash retained by Discovery since its inception. Please read footnote (f)(5) on page 41 of Amendment No. 4.
4.	Messrs. Blume and Choi requested that footnote (g) on page 41of Amendment No. 3 be revised to further explain why the $1.2 million amount of expected payments of accrued environmental liabilities is not included as an adjustment to Minimum Estimated Adjusted EBITDA Excluding Investment in Discovery in the table on page 38 of Amendment No. 3.

Response:	We have revised the referenced footnote (g) as requested to explain that the $1.2 million amount of expected payments of accrued environmental liabilities is not included as an adjustment to Minimum Estimated Adjusted EBITDA Excluding Investment in Discovery in the table on page 38 because such amount was expensed in a prior period. As a result, the corresponding indemnification payment from Williams in respect of such liability is also not included in such adjustments.
     Please do not hesitate to call the undersigned at (713) 220-3992 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,
/s/ William J. Cooper

William J. Cooper

Securities and Exchange Commission
August 9, 2005

cc:	Pradip Bhaumik (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
James J. Bender (Issuer)
Curt Carmichael (Issuer)
Richard Carson (Issuer)
Robert Pierce (Lehman Brothers Inc.)
Dan A. Fleckman (Vinson & Elkins LLP)
Robert V. Jewell (Firm)